May 22, 2015

Alberta Securities Commission

British Columbia Securities Commission

Ontario Securities Commission

Alianza Minerals Ltd.

Dear Sirs:

Re: Alianza Minerals Ltd. (formerly Tarsis Resources Ltd., “the Company”) - Notice of Change of Auditor

This letter is being delivered to you pursuant to National Instrument 51-102 of the Canadian Securities Administration (“NI-102”) in connection with the resignation of Davidson & Company LLP, Chartered Accountants (“Davidson”), from the office of the auditor of the Company and the appointment of DeVisser Gray LLP, Chartered Accountants (“DeVisser”), as the successor to Davidson as auditor of the Company effective May 22, 2015.

As required by NI 51-102, we have reviewed the information contained in the Notice of Change of Auditor dated May 22, 2015 (the “Notice”) prepared by the Company. Based upon our knowledge as at the date hereof, we hereby confirm that we are in agreement with the statements contained in the Notice that relate to us and that we have no basis to agree or disagree with the statement contained in the Notice that relate to Davidson & Company LLP, Chartered Accountants.

Yours very truly,

DeVisser Gray LLP
Chartered Accountants

Per: James D. Gray Ltd.

cc: TSX Venture Exchange